Annual Report

Cover Page

Name of issuer:

Equity Multiple, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/11/2015

Physical address of issuer:

91 Fifth Ave
Flr 5
New York NY 10003

Website of issuer:

http://www.equitymultiple.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

41

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$38,794,622.00	$21,615,372.00
Cash & Cash Equivalents:	$3,669,981.00	$7,596,755.00
Accounts Receivable:	$4,531,269.00	$3,402,356.00
Short-term Debt:	$31,628,761.00	$16,896,260.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$9,656,792.00	$8,493,486.00
Cost of Goods Sold:	$2,566,609.00	$925,132.00
Taxes Paid:	$14,680.00	$5,176.00
Net Income:	($5,565,754.00)	($861,431.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Equity Multiple, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Late 2023 Annual Report

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
William David Tobin	Real estate finance	Mission Capital	2017
Stephen Emery	Investor	Supergoop	2017
Charles Clinton	CEO	EquityMultiple	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar

status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Charles Clinton	CEO	2015
Michael Stern	CFO	2022
Marious Sjulsen	CIO	2015
Peter Shankar	Chief Product Officer	2015
Soren Godberson	Chief Growth Officer	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses, delays and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. No assurance can be given as to the ultimate success of the Company.

We operate in a highly competitive market, and the size and resources of some of our competitors may allow them to compete more effectively than we can.

We face competition with respect to the offering of real estate investments online and from institutional asset managers that offer retail investor-focused investment products. Many of our competitors have significantly greater financial and other resources than we do. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

We may need to change our business strategy to respond to adverse or competitive market conditions.

In order to respond to market changes, the Company's management may from time to time make changes to the business or growth strategy of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

We may not be able to obtain or maintain sufficient insurance on commercially reasonable terms or with adequate coverage against potential liabilities.

We may become subject to liability claims resulting from the use of our services. In addition, liability insurance is becoming increasingly expensive. Being unable to obtain or maintain liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities could have a material adverse effect on our business

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With the economic impact of COVID-19 potentially continuing throughout 2022 and into the future, the Company's revenue may be adversely affected.

A global economic downturn could result in a reduced demand for our services and increased volatility in our revenues.

Uncertainty about current and future economic conditions may cause our customers to reign in their spending generally, the impact of which may be that they stop or delay their purchases of our products and services. If these general economic conditions persist or continue to worsen, our future operating results could be adversely affected, particularly relative to our current expectations. In addition, reduced consumer spending may drive us and our competitors to offer services at promotional prices, which would have a negative impact on gross profit. Consequently, demand for our services could be materially different from expectations, which could negatively affect our results of operations and cause our revenues to decline. Any inability of customers to pay us for our products and services may adversely affect our operations and cash flow.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Additionally, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We are dependent on certain key personnel, including our co-founders.

Much of the Company's success depends on the skills, experience, and performance of its key personnel, including its founding management team. The Company currently does not have a succession plan fully detailing how to replace any of these persons in the case of resignation, death or disability. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel and third-party contractors. The loss of the services of any of the key members of management, other key personnel, or the Company's inability to recruit, train, and retain senior management, key personnel or third-party contractors may have a material adverse effect on the Company's business, operating results, and financial condition.

Our operating costs may change, which could affect our performance.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the United States. Changes in employment laws or regulation could harm our performance.

We intend to add new investment products on our website. These or other new products could result in new costs of doing business. There could be new expenses associated with competing against new and different competitors, meeting new infrastructure requirements and complying with new legal and regulatory challenges. We cannot guarantee any revenues earned from providing new products will cover potential expenses.

If the company fails to expand its investor and real estate operator pools by promoting and maintaining its brand in the market, the Company's business, operating results, financial condition, and its ability to attract customers could be materially adversely affected.

The Company's success depends in part on its ability to expand its investor and real estate operator pools by increasing its visibility in the marketplace. This may require a significant amount of capital to allow the Company to market its products and services and to establish brand recognition and customer loyalty. The Company can offer no assurances that it will be successful in maintaining its competitive edge or in establishing new awareness of its brand, which allows the Company to effectively compete in its market. The importance of brand recognition will continue to increase because low barriers of entry to the industries in which the Company operates may result in an increased number of direct competitors. To promote its brand, the Company may be required to continue to increase its financial commitment to creating and maintaining brand awareness. The Company may not generate a corresponding increase in revenue to justify these costs. Any number of conditions could affect the success of the Company's marketing efforts, including a poorly executed campaign, cost increases, or an inability to keep up with new technologies, which could have a negative impact on user experience and adversely affect our results of operations and future growth.

Our business will suffer if we are not able to scale our network as demand increases.

We have had only limited deployment of our products services to date, and we cannot be certain that our network can connect and manage a substantially larger number of customers at high transmission speeds. Our network may not be scalable to expected customer levels while maintaining adequate performance. In addition, as customers' usage increases, we will need to make additional investments in our infrastructure to maintain adequate technology, bandwidth and support. We cannot assure that we will be able to make these investments successfully or at an acceptable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our services, reducing our revenue and causing our business and financial results to suffer.

If we are unable to respond to technological changes or upgrade our websites and technology systems to remain competitive, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past, with no assurance that our business will improve. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers. Furthermore, in order to respond and adapt to changes in consumer behavior and preferences and continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or

websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed.

If we are unable to generate revenue, our business will be materially adversely affected.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from investments offered on its platform. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

Our financial projections are subject to changing factors, which may impact our results.

The Company has made certain assumptions about its growth and the growth of online real estate investing in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in the market, product introductions by competitors, and changes in customer preferences.

We may provide certain projected results of operations to prospective investors in connection with this Offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for its operations are reasonable, but until its operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates.

Real property investments may be adversely affected by a number of macroeconomic factors.

The success of the Company is tied to the success of investments offered on its platform. Real property investments are subject to varying degrees of risk. The returns generated from investments in real estate depend on the amount of income generated and expenses incurred. Moreover, certain significant expenditures associated with investments in real estate (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a property does not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the property's cash flow and ability to cover costs, make distributions to investors and provide a positive return to investors will be adversely affected. The revenues and value of a real estate investment may be adversely affected by a number of factors, including:

• adverse domestic or global economic conditions, particularly in the event of a deep recession which results in significant or prolonged unemployment;

• losses across many sectors of the economy and reduced levels of consumer spending;

• the perceptions by prospective tenants of the safety, convenience and attractiveness of the area in which the property is located;

• the ability to provide adequate management, maintenance and insurance;

• a weak market for real estate generally including, among other reasons, as a result of an epidemic, pandemic or other health-related issue in one or more markets;

• business closings, industry or sector slowdowns, employment losses and related factors; and

• increased operating costs (including real estate taxes and utilities, and cost of compliance with government regulation, including zoning and tax laws).

Litigation relating to the offering of real estate investments could adversely affect our business.

The Company is involved in the offering of investments and is subject to potential litigation from investors and real estate operators, particularly when investments underperform. While the Company has never been sued by its investors or counterparties, it has been threatened with law suits. In addition, the Company may need to pursue litigation against a real estate operator or other counterparty to protect the interests of investors and its reputation. Litigation can involve substantial cost and time, be a distraction to management, and the results are not guaranteed.

We could incur substantial costs defending our intellectual property from infringement or a claim of infringement.

Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to provide our services. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Intellectual property litigation or claims could force us to do one or more of the following:

• cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

• obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms; and

• seek other products or services.

If we are forced to take any of the foregoing actions, our business may be seriously harmed. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. We may not carry adequate insurance to cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

Although the Company is not aware of any third party rights that are infringed by our existing or contemplated business activities, we have not performed any freedom to operate analyses (other than standard trademark searches related to the "Company" mark), and there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement.

We rely on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our products and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt our operations and the products and services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our revenues and competitive position.

Our business is reliant on third-party platforms.

The Company's technology infrastructure is dependent on third-party software services including Amazon Web Services, Wordpress, Salesforce, and Dwolla. Additionally, the Company's internal communication depends on third party tools including Asana, Slack, and Google Apps. The Company is also dependent on third party social media platforms to increase exposure and brand awareness. Costs of cloud infrastructure and other third-party software services could increase at an unexpected rate and make operating the business become unsustainable. Interruptions could occur due to internet outages as well as policy changes or claims that we are not in compliance with the terms of third-party platforms. Any interruption in the availability of these services, tools or platforms could have material negative impact on our reputation, our ability to deliver service to users, and the profitability of our operations.

The Company's failure to comply with applicable law could harm its business.

The Company must comply with applicable local, state, and federal rules, laws and regulations. If the Company operates in breach of applicable law, it may be subject to fines, sanctions or penalties that could impede its ability to continue doing business, or it may be subject to lawsuits. This could cause investors to lose their investment.

There may be existing laws or regulations that management is not aware of, and new regulations affecting the Company's business or services could be adopted in the future. Any such regulations could be costly or impossible for the Company to comply with. Furthermore, the adoption or modification of laws or regulations relating to the Internet or other areas of the Company's business could limit or otherwise adversely affect the manner in which it currently conducts its business. In addition, the continued growth and development of the market for technology services similar to those offered by the Company may lead to more stringent consumer protection laws, which could impose additional burdens on the Company. If the Company is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this could cause the Company to incur additional expenses or alter its business model.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our client transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and debt collection, consumer protection, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations, and we expect these costs to increase going forward. The violation of these or future requirements, laws or regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order, or even revocation or suspension of our business license. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements, laws and regulations.

If the Company or an affiliate is deemed to be an investment company or a broker-dealer, it may be required to institute burdensome compliance

requirements and its activities may be restricted.

The Securities and Exchange Commission heavily regulates the manner in which "investment companies" and "broker-dealers" are permitted to conduct their business activities. An affiliate of the Company is a registered investment adviser and is subject to reporting obligations, audits and heightened regulatory scrutiny. The Company believes it and its affiliates have conducted their businesses in a manner that does not result in any of them being characterized as an investment company or broker-dealer. However, there is no assurance that this belief will continue to be correct.

If the Company or an affiliate is deemed to be an investment company or a broker-dealer, it may be required to institute burdensome compliance requirements and its activities may be restricted, which would affect its business to a material degree and may make it difficult for the Company to attract additional investment by institutional investors.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated in this Form C. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated in this Form C is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Company is under no obligation to convert the Securities into "shadow" securities (the type of equity securities Investors are entitled to receive upon such conversion). The

Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Investors may have limited voting power.

Investors in the Securities likely will not control the vote upon certain matters of the Company even if and when their Securities are converted into shadow securities. Upon such conversion, shadow Securities may not control key votes and related actions of the Company, even in circumstances where a statutory right to vote is provided by state law, For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-1 Shadow Security holders may not receive additional voting rights as the majority of the Series B Preferred Shareholders vote, such that the Series B Preferred Shareholders control the outcome of such votes and events, including appointment of directors, liquidation events and other material issues. Moreover, pursuant to the existing voting agreement for the Company's Preferred Stock, holders of Preferred Stock are required to vote their shares in favor of certain Company transactions and certain amendments to the Company's articles of incorporation, to the extent that such actions are approved by the board of directors, the other preferred stockholder of the Company, and holders of Common Stock.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other securityholders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. There are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Management has discretion as to the use of proceeds of this Offering.

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. As a result, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred Stock	3,902,293	3,863,419	Yes ⌄
Common Stock	7,929,793	3,096,122	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	558,709

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	10/29/23
Amount	$4,000,000.00
Interest rate	10.0% per annum

Interest rate	10.0% per annum
Discount rate	85.0%
Uncapped Note	Yes
Maturity date	10/31/25

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2020	Section 4(a)(2)	Preferred stock	$4,825,112	General operations
6/2022	Section 4(a)(2)	SAFE	$6,518,750	General operations
3/2023	Regulation Crowdfunding	SAFE	$1,386,247	General operations
4/2023	Section 4(a)(2)	SAFE	$420,000	General operations
10/2023	Section 4(a)(2)	Convertible Note	$4,000,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Real estate investing simplified.

Commercial real estate investing has long been the domain of institutional investors and wealthy families.

EquityMultiple was founded on the premise that everyone should have access to high-quality commercial real estate investments to help reach their financial goals

We build investor wealth through streamlined access to diverse real estate investment products.

Our vision is to make alternative assets part of every investor's portfolio.

Milestones

Equity Multiple, Inc. was incorporated in the State of Delaware in February 2015.

Since then, we have:

🚀 60% revenue CAGR 2018 to 2022

🔥 Over $170M in transaction volume in 2022

💥 $10M in LTM Revenue (November 2023)

📊 First-in-the-industry corporate partnership and investment with Marcus & Millichap ($1.5B+ Market cap), a leading public real estate brokerage firm that aligns to our target market

🏛 Backed by Founder of Knight Trading ($5B+ market cap)

😃 $18M+ previously raised, including $1.4M from Wefunder in Q1 2023

⚡ 50% growth in total amount invested per customer over 3 years

🏆 Inc. listed our company in their 5000 Fastest-Growing Private Companies in America 2021 and 2022

Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2022, the Company had revenues of $9,656,792 compared to the year ended December 31, 2021, when the Company had revenues of $8,493,486. Our gross margin was 73.42% in fiscal year 2022, compared to 89.11% in 2021.

Assets. As of December 31, 2022, the Company had total assets of $38,794,622, including $3,669,981 in cash. As of December 31, 2021, the Company had $21,615,372 in total assets, including $7,596,755 in cash.

Net Loss. The Company has had net losses of $5,565,754 and net losses of $861,431 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

Liabilities. The Company's liabilities totaled $32,960,214 for the fiscal year ended December 31, 2022 and $16,896,260 for the fiscal year ended December 31, 2021. Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

Through December 31, 2022, since inception, the Company had raised total financing of $1,077,482 in PPP loans (all of which have been repaid), $2,081,065 in convertible notes (all of which have converted), $4,825,112 in equity, and $9,518,750 in SAFEs ($2,875,000 of which have converted). In 2023, the Company raised an additional $1,681,247 in SAFEs and $4,000,000 in convertible notes.

Through end of 2023: Total SAFEs all time has been $11,199,997 ($2,875,000 converted; 8,324,997 outstanding) and total convertible notes all time is $6,081,065 ($2,081,065 converted; $4,000,000 outstanding).

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 13 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Equity Multiple, Inc. cash in hand is $3,446,285, as of December 2023, not including readily accessible liquidity, restricted cash or short-term investments. Over the last three months, revenues have averaged $786,975/month, cost of services have averaged $117,600/month, and operational expenses have averaged $891,303/month, for an average burn rate of $221,928 per month. Our intent is to be profitable in 12-18 months.

Since the middle of 2022, we have reduced expenses and improved margins by focusing on our product line, lowering our marketing costs, and streamlining our business operations.

In 2022, revenues were up 14% over the prior year 2021. In 2023, revenues were up slightly over 2022. While operating losses in 2022 were higher due to substantial spending in the first half of the year, we expect significantly lower operating losses in 2023 than in 2022 and for operating losses to continue in 2024 as we increase spending to drive growth.

Revenues are tied to fees earned when new transactions close, as well as ongoing management fees and profit sharing from successful investments. We expect available deal flow and new investments by customers to remain slow in H2 23 and H1 24 as real estate transactions have slowed sector-wide. Despite a YoY decline in new investment volume starting from mid-2022 and lasting through 2023, revenues were bolstered by higher average deal fees, ongoing management fees income, the launch of a new debt product (Ascent Income Fund) and the continued success of the Alpine Notes, a short term note product. We were also able to generate revenue by monetizing a portion of the profits interests owned by the Company.

With interest rates forecasted to decline in 2024, we expect transaction volume and investor sentiment to improve by H2 24 and bring revenues higher with it. We predict expenses will increase ~20% as marketing spending was reduced in 2023 to prepare for H1 24 investment. No other significant new hiring or significant operating expenses are planned.

We predict to generate approximately $12M in revenue for the full year 2024. We were profitable in the second half of 2021 but were not profitable in 2022 or 2023 as macroeconomic trends in real estate slowed.

We aim to be profitable on a run-rate annualized basis by the end of 2024, even as we increase customer acquisition marketing and spend more heavily to grow. That growth marketing spending grew our customer base substantially in 2022 and 2023 and should see returns in the form of fee income in 2024.We have raised additional SAFE capital earlier in 2022 and with Wefunder in late 2022 and early 2023.

In H2 2023 we raised additional funds and secured a strategic partnership with Marcus & Millichap Inc., the largest middle-market commercial real estate brokerage in North America. We intend to raise additional funds in 2024 to provide additional liquidity as we transition to profitability.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Charles Clinton, certify that:

(1) the financial statements of Equity Multiple, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Equity Multiple, Inc. included in this Form reflects accurately the information reported on the tax return for Equity Multiple, Inc. filed for the most recently completed fiscal year.

Charles Clinton
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.equitymultiple.com/

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Charles Clinton
Marious Sjulsen
Michael Stern
Peter Shankar
Soren Godberson
Stephen Emery
William David Tobin

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird EquityMultiple Early Bird SAFE
- SPV Subscription Agreement
- EquityMultiple SAFE

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Charles Clinton
- Marious Sjulsen
- Michael Stern
- Peter Shankar
- Soren Godberson
- Stephen Emery
- William David Tobin

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Equity Multiple, Inc.

By

Charles Clinton

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

date of birth:

mm/dd/yyyy

SIGN

Charles Clinton

CEO

1/18/2024

Michael Stern

CFO

1/19/2024

Stephen Emery

Member, Board of Directors

1/22/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the

company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT